SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 8 2010
DIVISION OF MARKET REGULATION

10031214

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 50395

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DeMatteo Monness LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin, Cooperman & Co. LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DEMATTEO MONNESS LLC AND SUBSIDIARY
(A Limited Liability Company)

CONSOLIDATED
STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2009

DEMATTEO MONNESS LLC AND SUBSIDIARY
(A Limited Liability Company)
FOR THE YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
DeMatteo Monness LLC
New York, NY

We have audited the accompanying consolidated statement of financial condition of DeMatteo Monness LLC and Subsidiary (a limited liability company) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of DeMatteo Monness LLC and Subsidiary as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated statement of financial condition, as of January 1, 2009, the Company changed its method of accounting for uncertainty in income taxes as of January 1, 2009, and adopted new accounting guidance with respect to fair value measurements related to non-financial assets and liabilities.



CERTIFIED PUBLIC ACCOUNTANTS

February 24, 2010

709 WESTCHESTER AVENUE, WHITE PLAINS, NY 10604 • (914) 949-2990 • FAX (914) 949-2910

DEMATTEO MONNESS LLC AND SUBSIDIARY
(A Limited Liability Company)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Current assets:	
Cash and cash equivalents	$ 6,177,087
Marketable securities, at fair market value	154,422
Receivable from clearing broker	1,877,773
Receivable from other brokers	320,676
Prepaid pension cost	61,154
Prepaid expenses and other current assets	473,396
Total current assets	9,064,508
Property and equipment, net	2,381,356
Other assets:	
Deposits	246,105
TOTAL ASSETS	$ 11,691,969

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accrued expenses and other current liabilities	$ 745,927
Current portion of long-term debt	285,720
Profit-sharing plan contributions payable	353,114
Income taxes payable	79,953
Total current liabilities	1,464,714
Long-term liabilities:	
Deferred rent income	54,405
Accrued license fee	333,333
Long-term debt, net of current portion	690,450
Total long-term liabilities	1,078,188
Total liabilities	2,542,902
Commitments and contingencies (Notes 3, 6, and 8)	
Members' equity:	
Members' equity	9,144,184
Accumulated other comprehensive gain	4,883
Total members' equity	9,149,067
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 11,691,969

See accompanying notes to consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the operations of DeMatteo Monness, LLC ("DeMatteo Monness") and its wholly owned subsidiary, MoJo Air, LLC ("MoJo") (collectively the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Organization

DeMatteo Monness was formed as a limited liability company on July 14, 1997, pursuant to an operating agreement that specifies that it will continue in existence until December 31, 2057, unless dissolved earlier in accordance with the operating agreement. DeMatteo Monness serves the investment community principally as a broker-dealer and clears its customers' transactions through an unaffiliated clearing broker on a fully-disclosed basis. DeMatteo Monness is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and does not provide securities brokerage services to the general public.

MoJo was formed as a limited liability company on November 14, 2001. The principal assets of MoJo were fractional interests in business class passenger aircraft used by DeMatteo Monness. All interests in the aircraft were sold during 2007. Since then, MoJo has been inactive.

As a limited liability company, the members are not personally liable for any of the debts, obligations, losses, claims, or judgments on any of the liabilities of the Company, whether arising in tort, contract, or otherwise, except as provided by law.

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates.

Commissions

Commissions charged for executing customer transactions, and the related clearing expenses, are reported on a trade-date basis as security transactions occur.

Consulting Service Revenue

The Company also facilitates the delivery of research information to money managers and others in the financial services industry. Compensation for these services is determined by the recipient based on its good faith determination. The Company records compensation for these services when the service has been rendered, the amount of the fee is known, and collection of the fee is reasonably assured.

Cash and Cash Equivalents

The Company considers investments in debt securities with an original maturity date of three months or less to be cash equivalents.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Adopted Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that established the FASB Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative generally accepted accounting principles ("GAAP") recognized by the FASB to be applied to all nongovernmental entities. The Codification supersedes all the existing accounting and reporting standards applicable to privately held companies upon its effective date and, subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. The guidance became effective for the Company for the fiscal year ended December 31, 2009. The guidance did not have an impact on the Company's financial position, results of operations or cash flows. All references to previous numbering of FASB statements, FASB Staff Positions or Emerging Issues Task Force Abstracts have been removed from the consolidated financial statements and accompanying notes.

In September 2006, the FASB issued authoritative guidance for fair value measurements, which has been codified in FASB ASC 820, *Fair Value Measurements and Disclosures*. The new guidance enhances existing guidance for measuring assets and liabilities at fair value. The guidance defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. In February 2008, the FASB issued authoritative guidance that permits companies to partially defer the guidance for one year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company elected to defer the adoption of the guidance for 2008 for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis and adopted this guidance on January 1, 2009, on a prospective basis. The adoption of the guidance for fair value measurements did not have a material effect on the accompanying consolidated financial statements.

See Note 4 for additional information related to the adoption of that guidance.

On January 1, 2009, the Company adopted the new standard for uncertainty in income taxes. The Company is required to apply the "more likely than not" threshold to the recognition and derecognition of tax positions. The standard also provides guidance on the measurement of tax positions, balance sheet classification, interest and penalties, accounting in interim periods, disclosures, and transition. As of December 31, 2009, the Company had no uncertain tax positions that qualified for either recognition or disclosure in the consolidated financial statements.

Income Taxes

As limited liability companies are treated as partnerships for federal and state tax purposes, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for federal or state income taxes has been included in the consolidated financial statements. The Company remains subject to the New York City unincorporated business tax and as such has been included in the consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are carried at cost. Amortization of leasehold improvements is provided over the shorter of the economic useful life of the improvement or the term of the lease. Amortization of capitalized software and website development costs are amortized over its estimated useful lives. Depreciation on the balance of the property and equipment is provided on the straight-line method over the estimated useful lives of the assets.

Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

Capitalized Software and Website Development Costs

Costs for software developed for internal use are accounted for in accordance with FASB ASC 350, *Intangibles - Goodwill and Other - Internal-Use Software*. FASB ASC 350 requires the capitalization of certain costs incurred in connection with developing or obtaining internal-use software. In accordance with FASB ASC 350, capitalized costs for internal-use software are included in property and equipment in the consolidated statement of financial condition. The Company amortizes the costs of software obtained or developed for internal use over the estimated useful life, which the Company estimates to be three years.

Costs that are incurred in the preliminary project stage are expensed as incurred. Once the capitalization criteria of FASB ASC 350 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software, payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the internal-use computer software project (to the extent of their time spent is directly on the project), and interest costs incurred when developing computer software for internal use are capitalized. During 2009, the Company incurred software and website development costs of $434,924. Amortization expense for the year ended December 31, 2009, was $488,632.

Subsequent Events

In May 2009, the FASB issued guidance related to subsequent events, which was primarily codified into FASB ASC 855, *Subsequent Events*. This guidance establishes general standards of accounting for and disclosure of events that occur after the statement of financial conditon date but before financial statements are issued. In particular, the guidance sets forth: (1) the period after the statement of financial condition date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the statement of financial condition date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the statement of financial condition date.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events (Continued)
ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted ASC 855 as of December 31, 2009. The Company has evaluated all events or transactions that occurred after December 31, 2009, up through the date that the consolidated statement of financial condition was available to be issued on February 24, 2010.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2009, consisted of the following:

Leasehold improvements	$ 2,295,482
Furniture and fixtures	1,024,580
Equipment	2,234,226
Capitalized software and web development	1,700,956
	7,255,244
Less: accumulated depreciation	(4,873,888)
Property and equipment, net	$ 2,381,356

Depreciation and amortization expense for the year ended December 31, 2009, amounted to $1,409,928.

NOTE 3. COMMITMENTS AND CONTINGENCIES

Leases
The Company has several noncancelable operating leases for office facilities and software expiring periodically through 2014. Future minimum lease payments for the remaining lives of the leases are as follows:

Year ending December 31:	
2010	$ 872,300
2011	810,757
2012	255,406
2013	47,382
2014	48,804
	$ 2,034,649

Minimum rentals are exclusive of lease provisions requiring adjustments for real estate taxes and other costs. Rent expense for the office facilities, including real estate taxes, for the year ended December 31, 2009, was $942,247. Software lease expense for the year ended December 31, 2009, was $41,120.

The Company sublets a portion of its office on a month-to-month basis. Rental income for the year ended December 31, 2009, was approximately $50,000. Rental income from a related party (see Note 12) for the year ended December 31, 2009, was approximately $18,000.

NOTE 3. COMMITMENTS AND CONTINGENCIES(CONTINUED)

Research Network Agreement

During 2009, the Company signed an agreement with an internet based company (the "Provider") to access and use various tools available as part of the Provider's research service, as described in the agreement. Under the agreement, the Company must make specified minimum payments monthly. The aggregate amount of such required payments at December 31, 2009 is as follows:

2010	$ 2,875,000
2011	3,500,000
2012	1,875,000
Total	$ 8,250,000

In addition, if the Company decides to terminate the agreement as of June 2011, the Company is not required to pay the final $3,750,000 due under the agreement.

Sales Tax Audit

New York State is currently conducting a sales and use tax audit of the Company for years 2002 through 2008. Management believes that the ultimate resolution will result in a sales tax assessment by the state and has accrued for this cost as of December 31, 2009. The provision is reflected in the accompanying consolidated statement of financial condition. Management believes that the assumptions and judgments made are reasonable. However, the Company's accruals may change in the future as a result of new developments in the matter and the ultimate resolution of this matter may be greater or less than the amount that the Company has accrued.

Litigation

The Company occasionally becomes involved in legal actions and claims arising in the ordinary course of business. Management believes that these occurrences will not have a material effect on the Company's financial position or results of operations.

NOTE 4. FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company adopted FASB guidance on fair value measurements with respect to financial assets and liabilities.. The guidance defines fair value as the exchange price that would be received for an asset or paid to a transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance also establishes a three-level fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The guidance describes the three levels of inputs that may be used to measure fair value:

NOTE 4. FAIR VALUE MEASUREMENTS (CONTINUED)

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2. Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted market prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3. Unobservable inputs for the asset or liability. These inputs reflect our own assumption about the assumptions a market participant would use in pricing the asset or liability.

The Company's financial instruments subject to the hierarchy above consist of marketable securities (see Note 5). As of December 31, 2009, the Company's investments consisted solely of Level 1 securities, which are valued based upon quoted prices available in active markets for identical investments.

Other financial instruments

The recorded values of cash and cash equivalents, accounts receivable and accounts payable approximate their estimated fair values due to the short-term nature of these instruments. The recorded value of long-term debt is carried at face value, which approximates estimated fair value because borrowings accrue interest at market rates.

NOTE 5. MARKETABLE SECURITIES

The Company's marketable securities primarily consist of 7,500 shares of common stock of the NASDAQ Stock Market, Inc. ("NDAQ"), with a market value of $148,650. The Company incurred unrealized losses of $39,436 on these securities during the year ended December 31, 2009.

NOTE 6. EMPLOYEE BENEFIT PLANS

Defined Benefit Plan

In 2005, the Company adopted a cash balance pension plan. The plan covers certain highly compensated members and employees and substantially all non-highly compensated employees. The Company's funding policy is to contribute the larger of the amount required to fully fund the Plan's current liability or the amount necessary to meet the funding requirements as defined by the Internal Revenue Code. The Company uses a December 31 measurement date for its plan.

NOTE 6. EMPLOYEE BENEFIT PLANS (CONTINUED)

Defined Benefit Plan (Continued)

Changes in projected benefit obligation:		
Benefit obligation at January 1, 2009	$	754,454
Service cost		187,783
Interest cost		38,189
Actuarial loss		(88,184)
Benefits paid		(5,459)
Benefit obligation at December 31, 2009	$	886,783
Change in plan assets:		
Fair value of plan assets at January 1, 2009	$	611,641
Actual return on plan assets		88,755
Employer contribution		253,000
Benefits paid		(5,459)
Fair value of plan assets at December 31, 2009	$	947,937
Funded status of the plan	$	61,154
Unrecognized actuarial loss		-
Unrecognized prior service cost		-
Net amount recognized	$	61,154

Amounts recognized in the consolidated statement of financial condition consisted of:

Prepaid benefit cost	$	56,271
Accrued benefit liability		-
Intangible asset		-
Accumulated other comprehensive income		4,883
Net amount recognized	$	61,154

The following are weighted-average assumptions used to determine benefit obligations at December 31, 2009:

Discount rate	5.75%
Rate of compensation increase	3.00%

The following are weighted-average assumptions used to determine net periodic pension cost for the year ended December 31, 2009:

Discount rate	5.75%
Expected long-term return on plan assets	5.00%
Rate of compensation increase	3.00%

NOTE 6. EMPLOYEE BENEFIT PLANS (CONTINUED)

Defined Benefit Plan (Continued)

Components of net periodic pension cost are as follows:

Service cost	$	187,783
Interest cost		38,189
Expected return on plan assets		(33,745)
Recognized gain due to settlement		-
Recognized actuarial loss		-
Net periodic benefit cost	$	192,227

The following summarizes the Company's projected and accumulated benefit obligations at December 31, 2009:

Projected benefit obligation in excess of plan assets:		
Projected benefit obligation	$	886,783
Fair value of plan assets	$	947,937
Accumulated benefit obligation in excess of plan assets:		
Accumulated benefit obligation	$	886,783
Fair value of plan assets	$	947,937

The Company's pension plan was invested 100% in mutual funds at December 31, 2009. The plan assets are primarily Level 1 assets in the fair value hierarchy. One fund is a Level 3 asset. The value of Level 3 assets at the beginnng of the year was $70,876; net additions during the year were $28,212; the value at December 31, 2009 was $99,088. Approximately 87% of the plan assets are invested in bond and fixed income funds and approximately 13% of the plan assets are invested in equity funds. The target asset allocation is to have 80-85% of the plan assets invested in bond funds and 15-20% of the plan assets invested in equity funds.

The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges as described above.

The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, to achieve asset returns that meet or exceed the plan's actuarial assumptions, and to achieve asset returns that are competitive with like institutions employing similar investment strategies.

The investment policy is periodically reviewed by the Company and a designated third-party fiduciary for investment matters. The policy is established and administered in a manner so as to comply at all times with applicable government regulations.

The Company expects to contribute $250,000 to its pension plan in 2010 and does not expect to make any pension benefit payments in the next 10 years.

NOTE 6. EMPLOYEE BENEFIT PLANS (CONTINUED)

Defined Contribution Plan

The Company maintains a 401(k) profit-sharing plan covering substantially all of its eligible full-time employees. Employee contributions are voluntary and are subject to Internal Revenue Code limitations. The Company makes a matching contribution of 100% up to 3% of an employee's compensation, and an additional matching contribution of 50% of that portion that exceeds 3% of compensation, up to 5% of compensation. The Company may also make a discretionary contribution to the profit-sharing plan. The Company's contribution to the profit-sharing plan for the year ended December 31, 2009, was approximately $600,000. The amount unpaid at year-end is approximately $353,000, which is included in "profit-sharing plan contributions payable" in the accompanying consolidated statement of financial condition.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had regulatory net capital of $-. The Company's net capital ratio was DIV/0 to 1 as of December 31, 2009. The Company is exempt from Rules 15c3-3 and 17a-13 under the Securities and Exchange Act of 1934 because it does not carry customer accounts, nor does it hold customers' securities or cash.

NOTE 8. DEBT

In May 2006, the Company entered into a $2,000,000 loan agreement with a financial institution, which has a maturity date of May 1, 2013. The note is payable in monthly installments consisting of a fixed monthly principal payment of $23,810, plus interest equal to LIBOR plus 1% with a cap of 7.25% (1.23% at December 31, 2009). The note is personally guaranteed by the members of the Company. The note also has a financial covenant that requires the Company to maintain a certain debt service coverage ratio. At December 31, 2009, the Company was not in compliance with this covenant, and has obtained a waiver from the bank on such noncompliance. Amounts outstanding under the note at December 31, 2009, totaled $976,170.

Maturities of long-term debt are as follows:

Year Ending December 31:	
2010	$ 285,720
2011	285,720
2012	285,720
2013	119,010
Total	$ 976,170

NOTE 9. OFF-BALANCE SHEET CREDIT RISK

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities and provides financing to customers. Through indemnification provisions in agreements with the Company's clearing broker, customer activities may expose the Company to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in a customer's margin accounts are not sufficient to fully cover that customer's obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures, as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

NOTE 10. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and commissions receivable. The Company maintains its cash and cash equivalent balances in several major financial institutions in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in the accounts, and management does not believe there is any significant credit risk with respect to cash. The Company's commissions receivable represent commissions due from its clearing broker on completed security trades. These commissions are generally paid to the Company in the month following the month the commissions are earned.

NOTE 11. RELATED PARTY TRANSACTIONS

The Company sublets office space to Stonehorse Capital ("Stonehorse"). The members of the Company have a majority interest in Stonehorse. Rent due from Stonehorse for the year ended December 31, 2009, was approximately $18,000 and is included in prepaid and other current assets in the consolidated statement of financial condition.

NOTE 12. MAJOR CUSTOMERS

Five customers accounted for approximately 21% of the Company's total commissions and fees for the year ended December 31, 2009.